December 19, 2016

VIA EDGAR TRANSMISSION

Nicholas P. Panos, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	NXP Semiconductors N.V.
Amendment No. 1 to Schedule 14D-9
Filed December 2, 2016
File No. 005-85657

Dear Mr. Panos:

I am writing on behalf of NXP Semiconductors N.V. (“NXP” or the “Company”), in response to the letter from the Staff of the Division of Corporation Finance (the “Staff”), of the U.S. Securities and Exchange Commission dated December 8, 2016 (the “Comment Letter”) relating to the above-referenced Amendment No. 1 (“Amendment No. 1”) to the Schedule 14D-9 originally filed on November 18, 2016 and subsequently amended on December 2, 2016 and December 5, 2016 (as amended, the “Schedule 14D-9”). Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of the Company.

Concurrently with this letter, the Company is filing Amendment No. 3 to the Schedule 14D-9 (“Amendment No. 3”) which reflects revisions made to the Schedule 14D-9 in response to the comments of the Staff. Unless otherwise noted, the page numbers in the bold headings and the responses below refer to pages in Amendment No. 1. Capitalized terms used but not defined herein have the meaning given to such terms in the Schedule 14D-9.

Nicholas P. Panos, Esq.

December 19, 2016

Item 8. Additional Information, page 8

1.	We note your response to our prior comment 3 from our letter dated November 22, 2016. We are continuing to evaluate the applicability of Rule 100 of Regulation G to the financial projection disclosures provided by NXP. The response, dated December 2, 2016, contends that a reconciliation of the financial projection information previously disclosed, if undertaken in accordance with Rule 100(a)(2) of Regulation G, would be “unreasonable.” For each of the items excluded when determining the non-GAAP financial measures that you list on page 3 of your response letter, please provide us with a brief but substantive legal analysis that supports NXP’s stated belief that reconciliation would be “unreasonable.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it considered the requirements of Rule 100(a)(2) of Regulation G, which provides that the reconciliation of non-GAAP financial information shall be quantitative for forward-looking information to the extent available without unreasonable efforts. Below please find a brief legal analysis explaining why the Company believes that such a reconciliation would not be possible without unreasonable efforts.

Stock Based Compensation Expense

Stock based compensation expense for future periods would be particularly difficult for the Company to quantify without unreasonable efforts. The analysis would be particularly complicated and speculative as it would require the Company to project its future outstanding equity awards, which are contingent upon future grants to existing employees and future levels of hiring over a six-year period, the types of personnel hired, the types and amounts of equity compensation awards that would be necessary for existing employees and new hire grants, the vesting and timing of such awards and the then-current trading price of the Company’s shares (the “Shares”). It would also be impracticable without unreasonable efforts for the Company to forecast the various inputs in the calculation of the stock based compensation expense for each of these awards under Accounting Standards Codification Topic 718, “Compensation—Stock Compensation” (“ASC 718”). For example, this would require, among other things, speculation regarding the then-current trading price of the Shares and the factors pertinent to the Black-Scholes-Merton pricing model such as assumptions as to volatility of the trading price of the Shares over the term of the awards, the expected term of the awards, the risk-free interest rate and the award forfeiture rate, in order to determine the fair value of the awards on the grant dates and amortize that expense over the respective vesting periods. The Company would also be required to forecast the amount and timing of employee equity award exercises to estimate the employer payroll tax associated with stock based compensation, which exercises are entirely dependent on the behavior of individual award holders.

Nicholas P. Panos, Esq.

December 19, 2016

Merger-Related Costs

Merger-related costs are inherently difficult to project because they vary widely in both amount and frequency, and future expenses will be significantly impacted by the current ongoing integration of Freescale Semiconductor, Ltd. (“Freescale”) in addition to the timing and nature of the Company’s potential future acquisitions (if any). The acquisition of Freescale closed on December 7, 2015 (the “Freescale Acquisition”). In Item 4, section B (page 20) of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the SEC on February 26, 2016 (the “2015 Form 20-F”), the Company included the disclosure below about the Freescale integration:

Integration planning commenced shortly after the announcement of the Merger in March 2015. We expect the full integration process to take several years, with the initial focus on management consolidation and process integration. Work streams are underway in all of our business lines and the support functions. Integration activities that likely will have a multi-year horizon include, but are not limited to, harmonizing brands, product and vendor selections, system integration and supply chain integration.

The priorities are maintaining business and customer continuity while identifying and accelerating synergies and integrating organizations, processes and systems.

The integration activities will transform the way NXP operates over the next few years. The remaining discussion in this “Business” section addresses the way we operate currently; however, the integration is likely to significantly impact most of these processes in future periods.

As such, estimating future merger-related costs would therefore require the Company to speculate about yet to be finalized ongoing strategic planning in relation to Freescale that will continue over the next several years. In addition, the Company would need to speculate about the occurrence of any potential future acquisitions. Although the Company continues to monitor and formalize integration plans for Freescale, there is still additional work to be done and significant decisions to be made with respect to harmonizing the two brands, product and vendor selections, system integration and supply chain integration that will likely require the Company to incur significant costs that it could not reasonably estimate at this time. In addition, the Company regularly evaluates potential acquisitions, but the decision whether to pursue a particular transaction depends on a large number of factors, which makes the occurrence and timing of future acquisitions impracticable to predict without unreasonable efforts. The Company would also have to speculate about the amount and timing of the merger-related costs that would be associated with those uncertain future acquisitions, which would be particularly challenging given that the amount and timing of those expenses often vary widely from one acquisition to another.

Purchase Price Accounting Effects; Amortization Expense of Acquisition-Related Intangibles

Purchase price accounting effects and the expense associated with the amortization of acquisition-related intangibles vary widely in amount and frequency and could be significantly impacted by the completion or abandonment of the research and development efforts related to the approximately $2 billion of in-process research and development (“IPR&D”) that the

Nicholas P. Panos, Esq.

December 19, 2016

Company acquired from Freescale. Purchase price accounting effects and the expense associated with the amortization of acquisition-related intangibles could also be impacted by the timing and nature of the Company’s potential future acquisitions (if any). During the fourth quarter of 2016, the Company completed its valuation procedures related to the acquired IPR&D as well as other assets and liabilities. IPR&D is an indefinite lived asset until the completion or abandonment of the associated research and development effort. IPR&D will be amortized over an estimated useful life to be determined at the date the associated research and development effort is completed, or expensed immediately when, and if, the project is abandoned. Acquired IPR&D is not amortized during the period that it is considered indefinite lived, but rather is subject to annual testing for impairment or when there are indicators for impairment. Estimating the potential completion of the research and development or the ultimate abandonment of IPR&D would require the Company to speculate about the nature and timing of the associated amortization or impairment charges and such amortization and impairment charges could have a significant effect on the operating results of the Company. Assuming all of the projects were completed in the same fiscal year and assuming the estimated useful life was in-line with the estimated useful life of other developed technology the Company acquired from Freescale, there could be additional amortization expense of up to $400 million in any annual period presented in the Projections. In addition, estimating future expenses relative to future acquisitions would require the Company to speculate about the occurrence of the Company’s future acquisitions, which, as noted above, is inherently uncertain. The Company would also have to speculate about the value of the intangible assets to be acquired in connection with those uncertain future acquisitions, the time periods over which the value of those assets would be amortized and the related rates of amortization. The Company, in recent years, has completed acquisitions ranging from $10 million to $11.6 billion. Given that the value and nature of acquired intangibles varies widely from one acquisition to another it would be impracticable to estimate the value and related amortization of any potential future acquisition with any degree of reasonable reliability.

Asset Impairment Charges

The Company records goodwill and intangible impairment charges when the carrying amount of the assets exceeds their fair values. The timing of such impairment charges is very difficult to predict, and the amounts of those charges are determined through a complex valuation analysis that cannot be forecasted with any reasonable reliability. For the nine month period ended October 2, 2016, the Company recognized impairment charges of $89 million, for the years ended December 31, 2011 through 2015, impairment charges were nil. The Freescale Acquisition has significantly impacted the potential magnitude of any future impairment charges and the approximately $2 billion of acquired IPR&D from Freescale could result in the abandonment of projects that would result in significant impairment charges. Estimating future impairment charges would therefore require the Company to speculate regarding the future fair values of its goodwill and intangible assets.

Restructuring Charges

In recent years, the Company has recognized a wide range of restructuring charges. For example, for the years ended December 31, 2011 through 2015, the Company recognized

Nicholas P. Panos, Esq.

December 19, 2016

restructuring charges of $81 million, $111 million, $40 million, $57 million and $264 million, for various restructuring activities ranging from small targeted initiatives to significant changes in structure. The Company may in the future determine to exit certain facilities and/or restructure its operations, each of those decisions being independent from one another. Additionally, as a result of the Freescale Acquisition, it is possible that future restructuring activity may increase significantly compared to historical restructuring activities. The amount and timing of the restructuring charges (and any reversals of charges recorded in prior periods) associated with these activities are wholly dependent upon the nature and timing of those restructuring activities. Restructuring charges could include, among other things, headcount reductions and associated severance and benefits cost, exit costs associated with closing office space or other locations and other contract cancellation charges, all of which are highly dependent upon the details of the particular restructuring activities. Estimating future restructuring charges (and reversals of charges) would require the Company to speculate about the occurrence and timing of future restructuring activities, which are both inherently uncertain. Moreover, the Company would have to speculate about the magnitude of the charges associated with those uncertain future restructuring activities, which would be even more difficult to estimate with any reasonable reliability.

Gains or Losses Related to Sales of Assets

In recent years, the Company has recognized a wide range of gains or losses related to sales of assets. For example, for the years ended December 31, 2011 through 2015, the Company recognized gains or (losses) related to sales of assets of $(10) million, $20 million, $2 million, $10 million and $1,263 million. From time to time, the Company may decide to sell certain of its assets for strategic reasons. Gains or losses on such sales have been inconsistent in amount and frequency, and future gains or losses will be significantly impacted by the timing and nature of the Company’s decisions to conduct sales of its assets. The value of the Company’s assets substantially increased as a result of the Freescale Acquisition, so the Company cannot rely on historical gains and losses to estimate future gains and losses. Estimating future gains and losses would therefore require the Company to speculate about the timing of these future asset sales and the assets involved in any such sales, both of which are inherently uncertain. It would be impracticable to quantify with any reasonable reliability the book value of the relevant assets and the value to be received for such assets in order to determine the associated amount of the gain or loss on such sale.

The probable significance of each of the foregoing line items is high, as is the variability of these items from one period to another. As a result, though it was possible to forecast Non-GAAP Gross Margin, EBITDA, Non-GAAP Operating Margin, Non-GAAP Operating Income and Unlevered Free Cash Flow for the forecast period, it would be impracticable without unreasonable efforts to forecast the most comparable GAAP financial measures with any degree of reasonable reliability due to the variability and volatility of these components of the reconciliation. In addition, any attempt to reconcile these items would be misleading to the Company’s shareholders for the reasons described above and especially in light of the fact that neither the NXP Board nor Qatalyst relied on any such reconciliation.

Nicholas P. Panos, Esq.

December 19, 2016

Therefore, because the reconciliation of the forward-looking non-GAAP financial measures presented to the most comparable GAAP financial measures cannot be created without unreasonable efforts, and would be misleading to the Company’s shareholders, for the reasons described above, the Company respectfully resubmits that such reconciliation is not required in accordance with Rule 100(a)(2) of Regulation G.

2.	The response letter stated that “[t]hese items cannot be reliably quantified due to the combination of variability and volatility of such components and may, depending on the size of the components, have a significant impact on the reconciliation.” The final rule release in which Regulation G was adopted explained the registrant must identify information that is unavailable and disclose its probable significance.” The revised disclosure does not address the “probable significance” of the information effectively asserted as being unavailable. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure. Please refer to Amendment No. 3.

3.	Please explain why merger-related costs and purchase price accounting adjustments are unable to be quantified, even if qualified as an estimate. To the extent such costs and adjustments relate to past acquisitions, it appears that they could be estimated. Conversely, if such costs and adjustments relate to possible future acquisitions during the forecasted period, please explain to us whether the effects of those future acquisitions are reflected in your forecasted operating results. Please provide us with the same type of summary analysis for expenses associated with the amortization of acquisition-related intangibles. In addition, please provide us with a brief explanation as to whether or not asset impairment charges and gains or losses related to sales of assets may be estimated to the extent such amounts could become known during the forecasted period. If asset impairment and/or asset charges are not anticipated, please consider revising the disclosure to so state.

Response:

As explained above in response to the Staff’s first comment, the Company is unable to quantify merger-related costs and purchase price accounting adjustments without unreasonable efforts. Merger-related costs and purchase price accounting adjustments vary widely in amount and frequency and are significantly impacted by the timing and nature of the Company’s potential future acquisitions (if any) and these items have also been impacted by the Freescale Acquisition. As noted above, given the uncertainty regarding the completion or abandonment of projects associated with the approximately $2 billion of IPR&D acquired from Freescale, it would be impracticable to estimate future merger-related costs and purchase price accounting adjustments based on historical acquisitions with any degree of reliability or certainty. Effects of future acquisitions are not reflected in the Company’s forecasted operating results. The Company would also have to speculate about the amount and timing of the acquisition, integration expenses to quantify merger-related costs and the value of intangible assets to quantify purchase price accounting adjustments, that would each be associated with those uncertain future acquisitions. This would be particularly challenging given that the amount and timing of such expenses and the value and nature of acquired intangibles often varies widely from one acquisition to another.

Nicholas P. Panos, Esq.

December 19, 2016

As explained above in response to the Staff’s first comment, expense associated with the amortization of acquisition-related intangibles varies widely in amount and frequency and is significantly impacted by the timing and nature of the Company’s potential future acquisitions (if any) and acquisition-related intangibles acquired in the Freescale Acquisition. To estimate future expenses, the Company would need to speculate about the occurrence of the Company’s future acquisitions and acquisition-related intangibles acquired in the Freescale Acquisition, which, as noted above, is inherently uncertain.

Per the Staff’s request, below please find the tabular disclosure that was included in Note 5, Identified Intangible Assets of the 2015 Form 20-F. The Company respectfully requests the Staff to refer to the description of the IPR&D above and please note that the table below does not contemplate IPR&D which could impact any period presented by an amount up to approximately $400 million, or 26% of the estimated amortization for 2017.

The estimated amortization expense for these identified intangible assets, excluding software, for each of the five succeeding years is:

2016 (remaining)	336
2017	1,518
2018	1,505
2019	1,446
2020	1,196

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at +31-40-2728686.

Very truly yours,

NXP SEMICONDUCTORS N.V.

By:	/s/ Dr. Jean A.W. Schreurs
Name: Dr. Jean A.W. Schreurs
Title: SVP and Chief Corporate Counsel

cc:	Kenton J. King, Esq.
Allison R. Schneirov, Esq.
Alexandra J. McCormack, Esq.